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传真: +8610 5737 9301

www.kirkland.com

Steve Lin To Call Writer Directly +86 10 5737 9315 steve.lin@kirkland.com

December 12, 2022

CONFIDENTIAL

Mr. Brian Fetterolf

Ms. Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       TH International Ltd

Amendment No. 1 to Registration Statement on Form F-1

Filed November 17, 2022

File No. 333-267864

Dear Mr. Fetterolf and Ms. Peyser:

On behalf of our client, TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 6, 2022, on the Company’s Registration Statement on Form F-1 publicly filed on November 17, 2022 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised Registration Statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review. Simultaneously with the filing via EDGAR, the Company is delivering to the staff via hand delivery five courtesy copies of this letter and the Revised Registration Statement, marked to show changes to the Registration Statement, and two courtesy copies of the filed exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

责任有限合伙 非中国执业律师 • Licensed foreign lawyers only

Austin Bay Area Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

December 12, 2022

Amendment No. 1 to Registration Statement on Form F-1 filed November 17, 2022

Cover Page

1.	We note your response to comment 1, as well as your revised disclosure in the summary and risk factors. Please disclose here the "effective subscription price of the ESA Shares" as of the most recent practicable trading date, as you do on page 15. Additionally, please disclose here that (i) THIL may be required to pay the ESA Investors the applicable reference period payments and (ii) the ESA Investors have the right, but not the obligation, to accelerate such payments if the VWAP price is "less than $5.00 for any 10 VWAP Trading Days (whether or not consecutive) during any consecutive 15 VWAP Trading Day period," and disclose whether that is "currently the case," as you do on page 14.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page of the Revised Registration Statement.

2.	We note your response to comment 3, as well as your revised disclosure that the sponsor purchased its private placement warrants for a total consideration of $8,900,000. Please disclose the price paid per sponsor warrant, and also revise to disclose the price paid per PIPE warrant.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page of the Revised Registration Statement.

General

3.	To the extent applicable, please revise your prospectus in response to any relevant comments to your Form F-1 filed November 17, 2022, File No. 333-268449.

The Company acknowledges the Staff’s comments and confirms that no revision is required.

If you have any questions regarding the Revised Registration Statement, please contact me at steve.lin@kirkland.com, + 86 10 5737 9315 (work) or +86 18610495593 (cell). Questions pertaining to auditing matters may be directed to the following partner at KPMG Huazhen LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin

Steve Lin

Enclosures

c.c.	Lu Yongchen, Chief Executive Officer

Dong Li, Chief Financial Officer

Linda Zhao, Partner, KPMG Huazhen LLP